**A.M. 3/10/2003

03014620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38430

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Island ECN, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John Fay (212) 310-9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 04 2003
WASH. D.C. 100 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BB 3/21

OATH OR AFFIRMATION

I, John F Fay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Island ECN, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

LINDA M. CIRAGO
Notary Public, State of New York
No. 01CI4526914
Qualified in Suffolk County
Commission Expires 2/28/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
The Island ECN, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of The Island ECN, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 27, 2003

The Island ECN, Inc.
Statements of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	42,046,871
Receivable from broker, dealers and clearing organization (net of allowances of $10,799,333)		24,489,426
Investments		1,966,431
Facilities and equipment (net of accumulated depreciation and amortization of $12,291,380)		9,955,677
Deferred taxes, net		7,695,758
Due from affiliates		4,530,619
Other assets		2,246,891
Total assets	$	92,931,673
Liabilities and Stockholder's Equity		
Liabilities		
Payable to brokers, dealers and clearing organization	$	8,728,100
Taxes payable		3,947,361
Accrued compensation, accounts payable and accrued liabilities		10,798,432
Accrued restructuring costs		5,754,208
Other liabilities		4,612,026
Total liabilities		33,840,127
Stockholder's equity		
Common stock, $0.01 par value; 1,000 shares authorized, 100 issued and outstanding		1
Additional paid-in-capital		37,658,245
Retained earnings		21,433,300
Total stockholder's equity		59,091,546
Total liabilities and stockholder's equity	$	92,931,673

The accompanying notes are an integral part of this financial statement.

1. **The Company**

The Island ECN ("Island" or the "Company"), is an indirect wholly-owned subsidiary of Island Holding Company ("IHC" or the "Parent") which is a wholly owned subsidiary of Instinet Group Inc. ("IGI") which is ultimately indirectly majority owned by Reuters Group PLC ("Reuters"). The Company is an electronic market place, offerings order display and matching services in both NASDAQ-quoted and exchange listed securities.

On January 8, 2002, the Company reorganized its operating units into a holding company structure. In the reorganization, the then-outstanding shares of the Company were exchanged for identical shares of IHC.

Effective September 20, 2002, IHC was acquired by IGI.

The Company is a registered broker/dealer with the Securities and Exchange Commission and member of the National Association of Securities Dealers, Inc. and the Cincinnati Stock Exchange.

2. **Summary of Significant Accounting Policies**

Use of Estimates
The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from these estimates.

Transaction Fees
ECN revenue is generated by subscriber and nonsubscriber customers on a per share basis for the removal of liquidity from the Company's marketplace. Liquidity is removed when a customer buy or sell limit order matches an existing buy or sell limit order in the Company's marketplace. ECN revenue is recorded on a trade date basis.

Exchange Derived Fees
Exchange derived fees are generated by reporting executions of exchange listed securities to certain exchanges and consist of rebates of market data by the exchange to the Company, where permitted, as well as revenues earned by the Company as a Dealer on the Cincinnati Stock Exchange. Exchange derived fees are recorded as earned.

Communication Fees
Island earns communication revenue from fees charged to subscriber customers for Island's managed communication network, and connections and subscriptions to Island's proprietary, internet-accessible market data and order handling platform. Island provides these services primarily to accommodate customer trading and to facilitate more reliable access to Island's marketplace.

Island Rebates
Island rebates expense consists of execution fees paid to subscriber customers that initiate a buy or sell limit order transaction and of market data rebated to subscribers. The Company discontinued

its policy of rebating market data to subscribers in July 2002. The customers are paid on a per share basis. Island rebates are recorded on a trade date basis.

Facilities and Equipment
Facilities and equipment, consisting primarily of computers and leasehold improvements, are reported at historical cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful life of the asset, while leasehold improvements are amortized over the lesser of the estimated useful life of the leasehold improvement or the remaining term of the lease.

Marketing
Market consists of media advertising and associated production costs. Media advertising, which includes print, television and other media and advertising costs, is expensed at the time the advertisement is published. Production costs are expensed as incurred.

Receivable from broker, dealers and clearing organizations
Receivable from brokers, dealers and clearing organizations consists of ECN commissions receivable, net of allowances, and deposits with clearing organizations. As of December 31, 2002, ECN commissions receivable, net of allowances, was $23,989,426 and deposits with clearing organizations was $500,000.

Cash and Cash Equivalents
The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments
Investments are carried at estimated fair value, generally as evidenced by quoted market prices or by comparable substantial third party transactions. Where fair value is not readily ascertainable, principal investments are recorded at management's estimate of fair value. Because of the inherent uncertainty of valuations, these estimated values may differ materially from the amounts that may ultimately be realized upon sale or other disposition of the investments.

3. Related Party Transactions

As of December 31, 2002, the Company has a receivable from and payable to IES of $111,078 and $313,320, which are included in receivables from affiliates and other liabilities, respectively.

The Company also has a receivable from Instinet Corporation of $4,419,514 at December 31, 2002.

4. Credit, Market and Other Risks

The Company is exposed to substantial credit risk for both parties to a securities transaction during the period between the transaction date and the settlement date. This period is three business days in the U.S. equities markets and can be as much as 30 days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transactions as collateral for our customer receivables. Adverse movements in the prices of these securities can increase our credit. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States. The Company seeks to control its credit risk through a variety of reporting and

control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparties' financial condition and credit rating. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

The Company clears all of its securities transactions through iClearing, LLC. Pursuant to a clearing agreement, iClearing, LLC can charge the Company for losses that arise from a counterparty's failure to fulfill its contractual obligations. As the market risk cannot be reasonably estimated, the Company is unable to determine the risk of loss as a result of a counterparty's failure. For the year ended December 31, 2002 the Company has not been charged with any losses as a result of a counterparty's failure. Effective January 10, 2003, the Company changed its clearing agent to Instinet Clearing Services, an affiliated party.

5. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company has been named as a defendant in lawsuits incidental to its securities business. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these lawsuits will not result in any material adverse effect on the Company's financial position.

On July 15,2002, Island received a subpoena from the SEC for information regarding trading and market rebate practices with respect to some of Island's market data revenue rebate programs, in connection with an investigation by the SEC of customer trading practices in some exchange-traded funds. In addition, on September 9,2002, Island received a subpoena from the SEC for information regarding Island's subscriber policies, including pricing, in connection with an investigation by the SEC of possible violations of Regulation ATS by certain ECNs. Management is unable to predict the outcome of these subpoenas.

Leases

The Company has entered into obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum rental commitments under such leases as of December 31, 2002 were as follows:

Year Ending December 31,	
2003	$ 2,728,577
2004	2,350,767
2005	2,194,350
2006	1,195,042
2007	1,178,173
Thereafter	1,563,300
	$ 11,210,209

6. Employee Compensation Plans

Defined Contribution Plan

Employees of the Company are eligible to participate in the Island defined contribution 401(k) plan (the "Plan") upon meeting certain eligibility requirements. The Company makes discretionary contributions based on the results of operations. In January 2003, the Company terminated its participation in the Plan and began participating in the newly formed IGI 401(k) plan.

Stock Based Compensation

The Company had a stock option plan under which stock options were granted to employees of the Company. On January 8, 2002, as a part of the reorganization, the outstanding stock options of the Company were cancelled and reissued, with identical terms, into IHC stock options. Upon acquisition of the IHC by IGI, the outstanding IHC stock options were converted into IGI stock options at a specified conversion factor. IGI applies APB Opinion No. 25, "Accounting for Stock Issued to Employees", SFAS No. 123, "Accounting for Stock-Based Compensation", and related accounting interpretations for the Instinet Plan. All charges related to these plans are borne by IGI. Disclosures required by SFAS 123, "Accounting for Stock-Based Compensation", are included in the 2002 Form 10-K of IGI.

7. Income Taxes

Prior to September 20, 2002, the Company was a member of a U.S. consolidated Federal income tax return with IHC. The Company paid or recovered the taxes they recorded, on a separate company basis for January 1, 2002 to September 19, 2002, with IHC. On September 20, 2002 the Company, together with its parent Island Holding Company Inc., and as a result of a tax-free merger under Internal Revenue regulations, the company was consolidated into IGI's U.S. consolidated Federal income tax return. The Company paid or recovered the taxes they recorded, on a separate company basis from September 20, 2002 to December 31, 2002, with IGI. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates. Deferred tax expenses and benefits are recognized in the statement of income for changes in deferred tax assets and liabilities.

The temporary differences which have created deferred tax assets and liabilities are detailed below:

	December 31, 2002
Deferred tax assets	
Depreciation and amortization	$ 291,000
Accruals and allowances	7,405,000
Unrealized losses on securities owned	267,000
Total deferred tax assets	7,963,000
Deferred tax liabilities	-
Valuation allowance	(267,000)
Deferred tax assets, net	$7,696,000

Management believes that it is more likely than not that the tax assets, net of the valuation allowance will be realized.

8. Net Capital Requirements

Island ECN is a registered broker-dealer and is subject to the net capital requirements of Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The broker-dealers compute their respective net capital under the alternative method permitted by the Rule, which requires that minimum net capital shall not be less than the greater of $1,000,000 or 2% of the aggregate debit items arising from customer transactions.

At December 31, 2002, Island ECN had net capital of $9,368,286, which was $8,368,286 in excess of its required net capital of $1,000,000.

The Company is exempt from the provisions of SEC Rule 15c3-3.

9. Restructuring

During the year, the company incurred a pre-tax restructuring charge of $7,593,148 which included workforce reduction of $1,936,673 and office closures of $5,656,474.

10. Subsequent Event

Effective January 10, 2003, the Company began to use Instinet Clearing Services as its clearing broker.